Attorneys at Law Baton Rouge Birmingham Houston Jackson Memphis Mobile Nashville New Orleans Washington, DC Mark W. Coffin (713) 308-0109 mark.coffin@arlaw.com

September 26, 2006

Via Federal Express and EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

One Station Place

100 F St. NE

Washington, D.C. 20549

Re:	BPZ Energy, Inc.
Amendment No. 2 to Registration Statement on
Form SB-2
Filed January 17, 2006
File No. 333-126934

Form 10-KSB for the Fiscal Year Ended December 31, 2005
Filed March 31, 2006
File No. 0-29098

Forms 10-QSB for the Fiscal Quarters Ended
March 31, 2006 (Draft), and June 30, 2006 (Draft)

Response Letter Dated August 25, 2006
File No. 0-29098

Dear Mr. Schwall:

Set forth below are the responses of BPZ Energy, Inc. (the “Company”) to the comments contained in your letter dated September 12, 2006 regarding the Company’s above referenced filings.  For your convenience, we have repeated in bold type the comments exactly as set forth in the September 12, 2006 letter.  The Company’s response to each comment and request is set forth immediately below the text of the applicable comment or request.

Form SB-2

1.                                      We note your intent to file a Form S-1 as an amendment to your SB-2.  Please monitor your requirement to update your financial statements in your next amendment.

Response:

The Company will comply with this comment and request by including updated financial statements in its Form S-1.

2.                                      Please provide updated consents with your next amendment.

Response:

The Company will comply with this comment and request by providing updated consents in its Form S-1.

Form 10-Q (Draft) for the Fiscal Quarter ended March 31, 2006

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 28

3.                                      We note your disclosure that indicates you believe your disclosure controls and procedures were effective as of the end of the period covered by the report to ensure that information is reported within the time periods specified in the Commission’s rules and forms.  Please explain how you are able to make such a conclusion given that the report is currently delinquent.  We note similar disclosures in your Draft Form 10-Q for the fiscal quarter ended June 30, 2006.  Please advise.

Response:

The Company’s revised evaluation of its disclosure controls and procedures will be included in its quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2006 and June 30, 2006, and will state as follows:

“As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act.  Based upon that evaluation our Chief Executive Officer and Chief Financial

Officer concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this report to provide reasonable assurance that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms~~, with the exception of the restatement issues discussed below~~.

On January 17, 2006, the Company amended its 2004 Annual Report on Form 10-KSB/A and Quarterly Reports on Form 10-QSB/A for the periods ended March 31, 2005 and June 30, 2005.  On ~~August~~ September 26, 2006, the Company amended its 2005 Annual Report on Form 10-KSB filed on March 31, 2006.  The restatements are a result of deficiencies in our internal controls ~~during the period ended December 31, 2005~~  related to the failure to properly (i) account for and describe the September 2004 merger with Navidec, Inc.; (ii) value certain options assumed by the Company; (ii) account for the post-merger operations of Navidec Financial Services, Inc.; and (iv) account for expenses incurred on the Company’s behalf by its former parent, BPZ Associates, Inc., prior to the merger. The Company’s management and Audit Committee have discussed these restatement issues and related internal controls deficiencies with Johnson Miller & Co., CPA’s PC, its independent registered public accounting firm, and has appropriately recorded and disclosed those items in Amendment No. 1 to its 2005 Annual Report on Form 10-KSB/A.

(b) Changes in Internal Control over Financial Reporting

We are in the process of improving our internal controls in an effort to remediate the deficiencies noted above. These improvements include strengthening our accounting staff through the hiring of a Controller and an accounting and financial reporting manager in 2005 and 2006, respectively.  We have also engaged an independent consulting firm to document and test our internal controls and make recommendations for improvement. Additional effort may be needed to fully remedy these deficiencies and we are continuing our efforts to improve and strengthen our control processes and procedures. Our management and directors will continue to work with our auditors and other outside advisors to ensure that our controls and procedures ~~are~~ become adequate and effective.”

4.                                      We further note that you have concluded your disclosure controls and procedures were effective except for the restatement issues noted.  Your conclusion essentially states that your controls and procedures were effective to the extent they were ineffective.  Note that for purposes of this disclosure, you should draw a singular conclusion regarding effectiveness.  We note similar disclosures in your Draft Form 10-Q for the fiscal quarter ended June 30, 2006.

Response:

Please see the Company’s revised disclosure included in its response to comment number 3 above, which removes the exception language for the periods ended March 31, 2006 and June 30, 2006 to singularly conclude that its disclosure controls and procedures were not effective as of the end of the periods covered by those reports.

We appreciate your consideration of this response letter.  If you have further questions or comments, please contact the undersigned at (713) 308-0109.

Very truly yours,

ADAMS AND REESE LLP

/s/ Mark W. Coffin

Mark W. Coffin

cc:	Ms. Mellissa Campbell Duru
Mr. Kevin Stertzel
Ms. Jill Davis
United States Securities and Exchange Commission

Mr. Manuel Zuñiga
Mr. Ed Caminos
BPZ Energy, Inc.

Mr. David C. Baggett
Opportune LLP